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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number  0-21910
                                                                 -------------

(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended:  April 27, 1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

April 27, 1996
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                       PART I -- REGISTRANT INFORMATION

Kids Mart, Inc.
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Full Name of Registrant

Frost Hanna Acquisition Group, Inc.
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Former Name if Applicable

801 Sentous Avenue
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Address of Principal Executive Office (Street and Number)

City of Industry, California 91784
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached
                                  if applicable.
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                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Please see attached


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                         Robert Kelleher                       818               854-3166
                 ---------------------------------------    -----------      ------------------
                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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            Kids Mart, Inc.  (f/k/a  Frost Hanna Acquisition Group, Inc.)
            -------------------------------------------------------------
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    June 12, 1996                    By  /s/  ROBERT KELLEHER
     ---------------------------         -------------------------------------
                                         Robert Kelleher
                                         Vice President, Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)
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                             PART III - (NARRATIVE)

         The results of operations for the prior year (December 31, 1994) represent the activities of Frost Hanna Acquisition Group, Inc. (the "Registrant"). The prior year results reflect no revenue because the Registrant was formed as a "blind pool" in April 1993 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other similar business combination with an operating business. On January 3, 1996, the Registrant consummated a business combination with LFS Acquisition Corp., a Delaware corporation ("LFS"), pursuant to an Agreement and Plan of Merger and Reorganization dated May 31, 1995. LFS was formed on May 26, 1995 for the purpose of acquiring the Little Folks and Kids Mart ("Little Folks") business from Woolworth Corporation ("Woolworth") on May 31, 1995. In January 1996 the Registrant changed its fiscal year end from December 31 to January 27, 1996 and, thereafter to the Saturday closest to the last day of January, to correspond with LFS's fiscal year end. At the same time, the Registrant retained Deloitte & Touche, LLP ("Deloitte"), the independent auditors of LFS, as its auditors, replacing Arthur Andersen & Co., LLP. All of these events were reported in a Current Report on Form 8-K filed with the SEC on January 12, 1996.

         As a result of this merger, the Registrant is required to present the historical financial information of LFS in its Form 10-K. That information, in turn, should include the results of operations of LFS's predecessor, Little Folks. Little Folks was an active retailer with substantial revenues. As a consequence, the results of operations for the Registrant for the year ended January 27, 1996 (including LFS) will necessarily show a significant change in results of operations from the December 31, 1994 (without LFS) year-end.

         In connection with the acquisition of Little Folks from Woolworth, Woolworth agreed to perform certain tasks including accounting services and information systems processing, for LFS within the context of a transition service agreement. The Registrant has experienced difficulty in obtaining the necessary financial data and information required in connection with the year end audit of the Registrant's financial statements. Consequently, Registrant's accountants were unable to complete their audit and, accordingly, the Registrant was unable to complete the preparation of its quarterly financial information. The financial data and information required by Registrant's accountants could not have been compiled by Registrant within the prescribed period without unreasonable effort and expense, which has been compounded by the difficulty in obtaining certain necessary information from Woolworth.


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